 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒] Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I - REGISTRANT INFORMATION

Mobilized Entertainment, Inc.
Full Name of Registrant

50 West Liberty Street, Suite 880, Reno, NV
Address of Principal Executive Office

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report or semi-annual report, transition report on Form 10-Q or portion thereon will be filed on or before the fifteenth calendar day following the prescribed due date;

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

Mobilized Entertainment, Inc. (the "Company") is not able to furnish the interactive data file formatted in XBRL (Extensible Business Reporting Language) as Exhibit 101 to the previously filed Form 10-Q in accordance with Rule 405 of Regulation S-T for the quarter ended June 30, 2012 within the prescribed time period because the Company experienced technical issues related to the XBRL portion of the EDGAR submission on August 14, 2012.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin Day	(866) 815-2677
(Name)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mobilized Entertainment, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2012

By: /s/ Kevin Day
Kevin Day, Chief Executive Officer, President, Secretary, Treasurer, Controller and Director